Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership		State of Incorporation or Organization
First Place Financial Corp.	First Place Bank	100%		Federal
First Place Financial Corp.	First Place Holdings, Inc.	100%		Ohio
First Place Financial Corp.	Franklin Bank	100%		Federal
First Place Financial Corp.	First Place Capital Trust	100	%(1)	Delaware
First Place Financial Corp.	First Place Capital Trust II	100	%(1)	Delaware

(1)	This is a special purpose entity and is accounted for by First Place Financial Corp. using the equity method of accounting rather than being included as fully consolidated in the consolidated financial statements.